Exhibit 13.1

TransAlta Corporation

Condensed Consolidated Statements of Earnings (Loss)

(in millions of Canadian dollars except per share amounts)

	3 months ended March 31
Unaudited	2017	2016
Revenues	578	568
Fuel, purchased power, and other	250	208
Gross margin	328	360
Operations, maintenance, and administration	125	123
Depreciation and amortization	143	122
Taxes, other than income taxes	8	8
Net other operating income (Note 4)	(10)	-
Operating income	62	107
Finance lease income	16	16
Net interest expense (Note 5)	(62)	(64)
Foreign exchange losses	(1)	(6)
Earnings before income taxes	15	53
Income tax recovery (Note 6)	(17)	(18)
Net earnings	32	71

Net earnings (loss) attributable to:
TransAlta shareholders	-	74
Non-controlling interests (Note 7)	32	(3)
	32	71

Net earnings attributable to TransAlta shareholders	-	74
Preferred share dividends (Note 13)	-	12
Net income attributable to common shareholders	-	62
Weighted average number of common shares outstanding in the period (millions)	288	288

Net earnings per share attributable to common shareholders, basic and diluted	-	0.22

See accompanying notes.

TRANSALTA CORPORATION/Q1 2017 F1

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2017	2016

Net earnings	32	71
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	1	(20)
Total items that will not be reclassified subsequently to net earnings	1	(20)
Losses on translating net assets of foreign operations(2)	(6)	(124)
Gains on financial instruments designated as hedges foreign operations, net of tax(3)	13	62
Gains on derivatives designated as cash flow hedges, net of tax(4)	29	8
Reclassification of (gains) losses on derivatives designated as cash flow hedges to net earnings, net of tax(5)	(6)	38
Total items that will be reclassified subsequently to net earnings	30	(16)
Other comprehensive income (loss)	31	(36)
Total comprehensive income	63	35

Total comprehensive income attributable to:
TransAlta shareholders	26	35
Non-controlling interests (Note 7)	37	-
	63	35

(1) Net of income tax expense of nil for the three months ended March 31, 2017 (2016 - 7 recovery).

(2) Net of income tax recovery of 1 for the three months ended March 31, 2017 (2016 - 10 expense).

(3) Net of income tax expense of 1 for the three months ended March 31, 2017 (2016 - 4 expense).

(4) Net of income tax expense of 22 for the three months ended March 31, 2017 (2016 - 25 expense).

(5) Net of income tax expense of 11 for the three months ended March 31, 2017 (2016 - 3 recovery).

See accompanying notes.

F2 TRANSALTA CORPORATION/Q1 2017

Condensed Consolidated Statements of Financial Position

(in millions of Canadian dollars)

Unaudited	March 31, 2017	Dec. 31, 2016
Cash and cash equivalents	504	305
Trade and other receivables (Note 9)	657	703
Prepaid expenses	48	23
Risk management assets (Notes 8 and 9)	285	249
Inventory	198	213
Assets held for sale (Note 3)	-	61
	1,692	1,554
Long-term portion of finance lease receivables	697	719
Property, plant, and equipment (Note 10)
Cost	12,880	12,773
Accumulated depreciation	(6,069)	(5,949)
	6,811	6,824

Goodwill	464	464
Intangible assets	347	355
Deferred income tax assets	53	53
Risk management assets (Notes 8 and 9)	773	785
Other assets	212	242
Total assets	11,049	10,996

Accounts payable and accrued liabilities	457	413
Current portion of decommissioning and other provisions	36	39
Risk management liabilities (Notes 8 and 9)	75	66
Income taxes payable	9	6
Dividends payable (Note 12)	33	54
Current portion of long-term debt and finance lease obligations (Note 11)	630	639
	1,240	1,217
Credit facilities, long-term debt, and finance lease obligations (Note 11)	3,674	3,722
Decommissioning and other provisions	370	304
Deferred income tax liabilities	704	712
Risk management liabilities (Notes 8 and 9)	60	48
Defined benefit obligation and other long-term liabilities	322	330
Equity
Common shares (Note 12)	3,094	3,094
Preferred shares (Note 13)	942	942
Contributed surplus	9	9
Deficit	(933)	(933)
Accumulated other comprehensive income	425	399
Equity attributable to shareholders	3,537	3,511
Non-controlling interests (Note 7)	1,142	1,152
Total equity	4,679	4,663
Total liabilities and equity	11,049	10,996

Commitments and contingencies (Note 14)

Subsequent events (Note 16)

See accompanying notes.

TRANSALTA CORPORATION/Q1 2017 F3

Condensed Consolidated Statements of Changes in Equity

(in millions of Canadian dollars)

Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Equity attributable to shareholders	Non- controlling interests	Total
Balance, Dec. 31, 2016	3,094	942	9	(933)	399	3,511	1,152	4,663
Net earnings	-	-	-	-	-	-	32	32
Other comprehensive income:
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	7	7	-	7
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	18	18	5	23
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	1	1	-	1
Total comprehensive income				-	26	26	37	63
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(47)	(47)
Balance, March 31, 2017	3,094	942	9	(933)	425	3,537	1,142	4,679

See accompanying notes.

	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Attributable to shareholders	Attributable to non- controlling interests	Total
Balance, Dec. 31, 2015	3,075	942	9	(1,018)	353	3,361	1,029	4,390
Net earnings (loss)	-	-	-	74	-	74	(3)	71
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and of tax	-	-	-	-	(62)	(62)	-	(62)
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	43	43	3	46
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(20)	(20)	-	(20)
Total comprehensive income (loss)				74	(39)	35	-	35
Common share dividends	-	-	-	(12)	-	(12)	-	(12)
Preferred share dividends	-	-	-	(12)	-	(12)	-	(12)
Changes in non-controlling interests in TransAlta Renewables (Note 4)	-	-	-	(12)	-	(12)	176	164
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(41)	(41)
Common shares issued	18	-	-	-	-	18	-	18
Balance, March 31, 2016	3,093	942	9	(980)	314	3,378	1,164	4,542

See accompanying notes.

F4 TRANSALTA CORPORATION/Q1 2017

Condensed Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2017	2016
Operating activities
Net earnings	32	71
Depreciation and amortization (Note 15)	160	136
Accretion of provisions	6	6
Decommissioning and restoration costs settled	(4)	(3)
Deferred income tax recovery (Note 5)	(23)	(23)
Unrealized gains from risk management activities	(5)	(2)
Unrealized foreign exchange losses	2	5
Provisions	-	1
Other non-cash items	18	(10)
Cash flow from operations before changes in working capital	186	181
Change in non-cash operating working capital balances	95	94
Cash flow from operating activities	281	275

Investing activities
Additions to property, plant, and equipment (Note 10)	(60)	(85)
Additions to intangibles	(4)	(4)
Proceeds on sale of property, plant, and equipment	-	1
Proceeds on sale of facility (Wintering Hills) (Note 3)	61	-
Realized gains on financial instruments	-	2
Decrease in finance lease receivable	15	14
Other	(2)	1
Change in non-cash investing working capital balances	(5)	4
Cash flow (used in) from investing activities	5	(67)

Financing activities
Net decrease in borrowings under credit facilities	-	(315)
Repayment of long-term debt	(14)	(7)
Issuance of long-term debt	-	17
Dividends paid on common shares (Note 12)	(12)	(34)
Dividends paid on preferred shares (Note 13)	(10)	(12)
Net proceeds on sale of non-controlling interest in subsidiary	-	162
Distributions paid to subsidiaries' non-controlling interests (Note 7)	(47)	(39)
Decrease in finance lease obligation	(4)	(3)
Other	(1)	1
Cash flow used in financing activities	(88)	(230)
Cash flow from (used in) operating, investing, and financing activities	198	(22)
Effect of translation on foreign currency cash	1	(2)
Increase (decrease) in cash and cash equivalents	199	(24)
Cash and cash equivalents, beginning of period	305	54
Cash and cash equivalents, end of period	504	30
Cash income taxes paid	2	8
Cash interest paid	22	21

See accompanying notes.

TRANSALTA CORPORATION/Q1 2017 F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting Policies

A. Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit Committee on behalf of the Board of Directors on May 5, 2017.

B. Use of Estimates and Significant Judgments

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements for information regarding judgments and estimates.

F6 TRANSALTA CORPORATION/Q1 2017

2. Significant Accounting Policies

A. Current Accounting Changes

I. Change in Estimates – Useful Lives

As a result of the Alberta Off-Coal Arrangement described in Note 4(A) of the Corporation’s most recent annual consolidated financial statements, the Corporation will cease coal-fired emissions by the end of 2030. On Jan. 1, 2017, the useful lives of the PP&E and amortizable intangibles associated with some of the Corporation’s Alberta coal assets were reduced to 2030. As a result, depreciation expense and intangibles amortization for the three months ended March 31, 2017 increased in total by approximately $14 million and the full year 2017 depreciation and amortization expense is expected to increase by approximately $58 million. The useful lives may be revised or extended in compliance with the Corporation’s accounting policies, dependent upon future operating decisions and events.

B. Future Accounting Changes

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been applied by the Corporation, include International Financial Reporting Standards (“IFRS”) 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, and IFRS 16 Leases. Refer to Note 3 of the Corporation’s most recent annual consolidated financial statements for information regarding the requirements of IFRS 9, IFRS 15, and IFRS 16.

The Corporation has made progress on the implementation plan for IFRS 9 during 2016; however, it is not yet possible to make a reliable estimate of the impact of IFRS 9 on its financial statements and disclosures. The Corporation’s current estimate of the time and effort necessary to complete the implementation plan for IFRS 9 extends into mid-to-late 2017.

The Corporation has created an implementation plan and is currently in the process of reviewing its various revenue streams and underlying contracts with customers to determine the impact that the adoption of IFRS 15 will have on its financial statements. The Corporation’s current estimate of the time and effort necessary to complete our implementation plan for IFRS 15 extends into mid-to-late 2017. The Corporation anticipates finalizing a decision with respect to the transition method by mid-2017.

The Corporation is in the process of completing its initial scoping assessment for IFRS 16 and expects to have an implementation plan in place by mid-2017. We anticipate that most the effort under the implementation plan will occur in late 2017 through mid-2018. It is not yet possible to make reliable estimates of the potential impact of IFRS 16 on the Corporation’s financial statements and disclosures.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TRANSALTA CORPORATION/Q1 2017 F7

3. Significant Events

A. Mississauga Cogeneration Facility NUG Contract

On Dec. 22, 2016, the Corporation announced that it had signed a Non-Utility Generator (“NUG”) Contract with the Ontario’s Independent Electricity System Operator for its Mississauga cogeneration facility. The NUG Contract is effective on Jan. 1, 2017, and in conjunction with the execution of the NUG Contract, the Corporation agreed to terminate effective Dec. 31, 2016, the facility’s existing contract with the Ontario Electricity Financial Corporation, which would have otherwise terminated in December 2018.

The NUG Contract provides the Corporation with fixed monthly payments until Dec. 31, 2018, with no delivery obligations, and maintains the Corporation’s operational flexibility to pursue opportunities for the facility to meet power market needs in northeastern Ontario.

As outlined in Note 8A of the 2016 Consolidated Financial Statements, the Corporation recognized a pre-tax gain of approximately $191 million in 2016 and also recognized $46 million in accelerated depreciation. As a result, over the duration of the contract, the Corporation does not expect to recognize any further net earnings impacts. However, the Corporation’s cash flow from operating activities will include the contractual monthly payments received under the NUG Contract.

B. Wintering Hills Sale

On Jan. 26, 2017, the Corporation announced the sale of its 51 per cent interest in the Wintering Hills merchant wind facility for approximately $61 million. The sale closed March 1, 2017.

C. Preferred Share Exchange

On Feb. 10, 2017, the Corporation announced that it would not proceed with the transaction previously announced on Dec. 19, 2016, pursuant to which all currently outstanding first preferred shares in the capital of the Corporation would be exchanged for shares in a single new series of cumulative redeemable minimum rate reset first preferred shares in the capital of the Corporation.

4. Net Other Operating Income

A. Alberta Off-Coal Agreement

On Nov. 24, 2016, the Corporation announced that it had entered into an Off-Coal Agreement (“OCA”) with the Government of Alberta on transition payments for the cessation of coal-fired emissions from the Keephills 3, Genesee 3 and Sheerness coal-fired plants on or before Dec. 31, 2030.

Under the terms of the OCA, the Corporation will receive annual cash payments on or before July 31 of approximately $39.9 million ($37.4 million, net to the Corporation), commencing Jan. 1, 2017 and terminating at the end of 2030.  The Corporation recognizes the Off-Coal payments evenly throughout the year. Accordingly, during the three months ended March 31, 2017, approximately $10 million was recognized in Net Other Operating Income in the Condensed Consolidated Statement of Earnings. Receipt of the payments is subject to certain terms and conditions. The OCA’s main condition is the cessation of all coal-fired emissions on or before Dec. 31, 2030. The affected plants are not, however, precluded from generating electricity at any time by any method, other than the combustion of coal.

F8 TRANSALTA CORPORATION/Q1 2017

5. Net Interest Expense

The components of net interest expense are as follows:

	3 months ended March 31
	2017	2016
Interest on debt	56	57
Interest income	(1)	(1)
Capitalized interest	(3)	(3)
Interest on finance lease obligations	1	1
Other(1)	4	4
Accretion of provisions	5	6
Net interest expense	62	64

(1) 2016 includes interest accrued related to the Keephills 1 outage.

6. Income Taxes

The components of income tax expense are as follows:

	3 months ended March 31
	2017	2016
Current income tax expense	6	5
Deferred income tax recovery related to the origination and reversal of temporary differences	(17)	(1)
Deferred income tax expense resulting from changes in tax rates or laws	-	1
Deferred income tax recovery arising from the reversal of writedown of deferred income tax assets(1)	(6)	(23)
Income tax recovery	(17)	(18)

(1) During the three months ended March 31, 2017, the Corporation reversed a previous writedown of deferred income tax assets of $6 million. The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned U.S. operations. The Corporation had written these assets off as it was no longer considered probable that sufficient future taxable income would be available from the Corporation’s directly owned U.S. operations to utilize the underlying tax losses, due to reduced price growth expectations. Recognized other comprehensive income during the period has given rise to taxable temporary differences, which forms the primary basis for utilization of some of the tax losses and the reversal of the writedown.

	3 months ended March 31
	2017	2016
Current income tax expense	6	5
Deferred income tax recovery	(23)	(23)
Income tax recovery	(17)	(18)

TRANSALTA CORPORATION/Q1 2017 F9

7. Non-Controlling Interests

The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables Inc. (“TransAlta Renewables”) and TransAlta Cogeneration L.P.

The net earnings, distributions, and equity attributable to TransAlta Renewables non-controlling interests include the 17 per cent non-controlling interest in the 150 MW Kent Hills wind farm located in New Brunswick.

The Corporation’s share of ownership and equity participation in TransAlta Renewables changed during the three months ended March 31, 2017 as follows:

Period	Ownership and voting rights percentage	Equity participation percentage(1)
Nov. 26, 2015 to Jan. 5, 2016	66.6	62.0
Jan. 6, 2016 and thereafter	64.0	59.8

(1) As the Class B shares issued to the Corporation in the sale of the Australian assets were determined to constitute financial liabilities of TransAlta Renewables and do not participate in earnings until commissioning of the South Hedland facility, they are excluded from the allocation of equity and earnings.

Amounts attributable to non-controlling interests are as follows:

	3 months ended March 31
	2017	2016
Net earnings (loss)
TransAlta Cogeneration L.P.	20	11
TransAlta Renewables	12	(14)
	32	(3)
Total comprehensive income (loss)
TransAlta Cogeneration L.P.	19	14
TransAlta Renewables	18	(14)
	37	-
Distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	26	19
TransAlta Renewables	21	20
	47	39

As at	March 31, 2017	Dec. 31, 2016
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	295	301
TransAlta Renewables	847	851
	1,142	1,152
Non-controlling interests share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	40.2	40.2

F10 TRANSALTA CORPORATION/Q1 2017

8. Financial Instruments

A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are unadjusted quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities and long-term debt measured and carried at fair value, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

The Corporation also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

The Corporation has a Commodity Exposure Management Policy, which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. This policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

TRANSALTA CORPORATION/Q1 2017 F11

Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of observable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses.

Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes, and shapes.

As at	March 31, 2017		Dec. 31, 2016
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - U.S.	927	+157 -157	907	+75 -69
Long-term power sale - Alberta	1	+3 -3	(3)	+5 -5
Unit contingent power purchases	21	+3 -4	13	+2 -4
Structured products - Eastern U.S.	29	+8 -8	24	+8 -8
Others	3	+4 -4	6	+3 -3

i. Long-Term Power Sale - U.S.

The Corporation has a long-term fixed price power sale contract in the U.S. for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.

For periods beyond March 2019, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high, and low power price scenarios. The base price forecast has been developed by averaging external fundamental based forecasts (providers are independent and widely accepted as industry experts for scenario and planning views). Forward power price ranges per Megawatt hour (“MWh”) used in determining the Level III base fair value at March 31, 2017 are US$26 - US$36 (Dec. 31, 2016 - US$27 - US$36). The sensitivity analysis has been prepared using the Corporation’s assessment that a US$6 (Dec. 31, 2016 – US$5) price increase or decrease in the forward power prices is a reasonably possible change.

The contract is denominated in US dollars. The change in the US dollar against the Canadian dollar did not have a material impact on the base fair value this period.

F12 TRANSALTA CORPORATION/Q1 2017

ii. Long-Term Power Sale - Alberta

The Corporation has a long-term 12.5 MW fixed price power sale contract (monthly shaped) in the Alberta market through December 2024. The contract is accounted for as held for trading.

For periods beyond 2022, market forward power prices are not readily observable. For these periods, fundamental-based price forecasts and market indications have been used as proxies to determine base, high, and low power price scenarios. The base scenario uses the most recent price view from an independent external forecasting service that is accepted within industry as an expert in the Alberta market. Forward power price ranges per MWh used in determining the Level III base fair value at March 31, 2017 are $67 - $82 (Dec. 31, 2016 - $68 - $93). The sensitivity analysis for both periods has been prepared using the Corporation’s assessment that a 20 per cent increase or decrease in the forward power prices is a reasonably possible change.

iii. Unit Contingent Power Purchases

Under the unit contingent power purchase agreements, the Corporation has agreed to purchase power contingent upon the actual generation of specific units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed price per MWh of output multiplied by the pro rata share of actual unit production (nil if a plant outage occurs). The contracts are accounted for as held for trading.

The key unobservable inputs used in the valuations are delivered volume expectations and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled power price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements.

This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at March 31, 2017 are nil (Dec. 31, 2016 – nil) and 2.15 per cent to 3.54 per cent (Dec. 31, 2016 – 2.15 per cent to 3.62 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in price discount ranges of approximately 0.73 per cent (Dec. 31, 2016 – 0.75 per cent) and a change in volumetric discount rates of approximately 8.6 per cent (Dec. 31, 2016 – 15.5 per cent), which approximate one standard deviation for each input.

iv. Structured Products - Eastern U.S.

The Corporation has fixed priced power and heat rate contracts in the eastern United States. Under the fixed priced power contracts, the Corporation has agreed to buy or sell power at non-liquid locations, or during non-standard hours. The Corporation has also bought and sold heat rate contracts at both liquid and non-liquid locations. Under a heat rate contract, the buyer has the right to purchase power at times when the market heat rate is higher than the contractual heat rate.

The key unobservable inputs in the valuation of the fixed priced power contracts are market forward spreads and non-standard shape factors. A historical regression analysis has been performed to model the spreads between non-liquid and liquid hubs. The non-standard shape factors have been determined using the historical data. Basis relationship and non-standard shape factors used in the Level III base fair value measurement at March 31, 2017, are 68 per cent to 120 per cent and 68 per cent to 88 per cent (Dec. 31, 2016 – 66 per cent to 128 per cent and 65 per cent to 88 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in market forward spreads of approximately 5 per cent (Dec. 31, 2016 – 5 per cent) and a change in non-standard shape factors of approximately 7 per cent (Dec. 31, 2016 – 9 per cent), which approximate one standard deviation for each input.

The key unobservable inputs in the valuation of the heat rate contracts are implied volatilities and correlations. Implied volatilities and correlations used in the Level III base fair value measurement at March 31, 2017 are 20 per cent to 51 per cent and 70 per cent (Dec. 31, 2016 – 20 per cent to 54 per cent and 70 per cent), respectively. The sensitivity analysis has been prepared using the Corporation’s assessment of a reasonably possible change in implied volatilities and correlation of approximately 10 per cent (Dec. 31, 2016 – 10 per cent), respectively.

TRANSALTA CORPORATION/Q1 2017 F13

II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

Commodity risk management assets and liabilities classified by Levels as at March 31, 2017 are as follows: Level I - $3 million net liability (Dec. 31, 2016 – nil), Level II - $9 million net liability (Dec. 31, 2016 - $14 million net liability), Level III - $784 million net asset (Dec. 31, 2016 – $758 million net asset).

Significant changes in commodity net risk management assets (liabilities) during the three months ended March 31, 2017, are primarily attributable to the changes in value of the long-term power sale contract (Level III hedge) as discussed in the preceding section (B)(I)(c)(i) of this note.

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities during the three months ended March 31, 2017 and 2016, respectively:

	3 months ended March 31, 2017			3 months ended March 31, 2016
	Hedge	Non-Hedge	Total	Hedge	Non-Hedge	Total
Opening balance	726	32	758	640	(98)	542
Changes attributable to:
Market price changes on existing contracts	40	8	48	66	(22)	44
Market price changes on new contracts	-	8	8	-	4	4
Contracts settled	(15)	(3)	(18)	(13)	65	52
Change in foreign exchange rates	(12)	-	(12)	(68)	2	(66)
Net risk management assets at end of period	739	45	784	625	(49)	576
Additional Level III information:
Gains (losses) recognized in OCI	28	-	28	(2)	-	(2)
Total gains (losses) included in earnings before income taxes	15	16	31	13	(16)	(3)
Unrealized gains included in earnings before income taxes relating to net assets held at March 31, 2017	-	13	13	-	49	49

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks. Hedge accounting is not always applied.

Other risk management assets and liabilities with a total net asset fair value of $151 million as at March 31, 2017 (Dec. 31, 2016 - $176 million net asset) are classified as Level II fair value measurements. The significant changes in other net risk management assets during the period ended March 31, 2017 are primarily attributable to market price changes on existing contracts.

F14 TRANSALTA CORPORATION/Q1 2017

During the first quarter of 2017, the Corporation discontinued hedge accounting for certain foreign currency cash flow and fair value hedges on US$690 million and US$50 million of debt, respectively. As at March 31, 2017, cumulative gains on the cash flow hedges of approximately $3 million will continue to be deferred in Accumulated Other Comprehensive Income and will be reclassified to net earnings as the forecasted transactions (interest payments) occur. As at March 31, 2017, cumulative losses of approximately $2 million related to the fair value hedge, and recognized as part of the carrying value of the hedged debt, will be amortized to net earnings over the period to the debt’s maturity. Changes in these risk management assets and liabilities related to these discontinued hedge positions will be reflected within net earnings prospectively.

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying value
	Level I	Level II	Level III	Total
Long-term debt - March 31, 2017	-	4,320	-	4,320	4,236
Long-term debt(1) - Dec. 31, 2016	-	4,271	-	4,271	4,221

(1) Includes current portion and excludes $67 million of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to section B of this note for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	3 months ended March 31
	2017	2016
Unamortized net gain at beginning of period	148	202
New inception gains	5	2
Change in foreign exchange rates	(2)	(12)
Amortization recorded in net earnings during the period	(8)	(18)
Unamortized net gain at end of period	143	174

TRANSALTA CORPORATION/Q1 2017 F15

9. Risk Management Activities

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and (liabilities) are as follows:

As at March 31, 2017

	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	121	-	(12)	109
Long-term	671	-	(8)	663
Net commodity risk management assets (liabilities)	792	-	(20)	772
Other
Current	-	-	101	101
Long-term	-	-	50	50
Net other risk management assets	-	-	151	151

Total net risk management assets	792	-	131	923

As at Dec. 31, 2016

	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	86	-	(16)	70
Long-term	683	-	(9)	674
Net commodity risk management assets (liabilities)	769	-	(25)	744
Other
Current	105	-	8	113
Long-term	59	3	1	63
Net other risk management assets	164	3	9	176

Total net risk management assets (liabilities)	933	3	(16)	920

F16 TRANSALTA CORPORATION/Q1 2017

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 14(b) of the Corporation’s most recent annual consolidated financial statements.

I. Market Risk

a. Commodity Price Risk

The Corporation has exposure to movements in certain commodity prices in both its electricity generation and proprietary trading businesses, including the market price of electricity and fuels used to produce electricity. Most of the Corporation’s electricity generation and related fuel supply contracts are considered to be contracts for delivery or receipt of a non-financial item in accordance with the Corporation’s expected own use requirements and are not considered to be financial instruments. As such, the discussion related to commodity price risk is limited to the Corporation’s proprietary trading business and commodity derivatives used in hedging relationships associated with the Corporation’s electricity generating activities.

i. Commodity Price Risk – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

In compliance with the Commodity Exposure Management Policy, proprietary trading activities are subject to limits and controls, including Value at Risk (“VaR”) limits. The Board approves the limit for total VaR from proprietary trading activities. VaR is the most commonly used metric employed to track and manage the market risk associated with trading positions. A VaR measure gives, for a specific confidence level, an estimated maximum pre-tax loss that could be incurred over a specified period of time. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance/covariance approach.

Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at March 31, 2017, associated with the Corporation’s proprietary trading activities was $1 million (Dec. 31, 2016 - $2 million).

ii. Commodity Price Risk - Generation

The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. A Commodity Exposure Management Policy is prepared and approved annually, which outlines the intended hedging strategies associated with the Corporation’s generation assets and related commodity price risks. Controls also include restrictions on authorized instruments, management reviews on individual portfolios, and approval of asset transactions that could add potential volatility to the Corporation’s reported net earnings.

TransAlta has entered into various contracts with other parties whereby the other parties have agreed to pay a fixed price for electricity to TransAlta. While not all of the contracts create an obligation for the physical delivery of electricity to other parties, the Corporation has the intention and believes it has sufficient electrical generation available to satisfy these contracts and, where able, has designated these as cash flow hedges for accounting purposes.

VaR at March 31, 2017, associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $17 million (Dec. 31, 2016 - $19 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at March 31, 2017, associated with these transactions was $3 million (Dec. 31, 2016 - $7 million).

TRANSALTA CORPORATION/Q1 2017 F17

b. Currency Rate Risk

The Corporation has exposure to various currencies, such as the U.S. dollar, and the Australian dollar (“AUD”), as a result of investments and operations in foreign jurisdictions, the net earnings from those operations, and the acquisition of equipment and services from foreign suppliers. Further discussion on Currency Rate Risk can be found in Note 14(B)(I)(c) of the Corporation’s most recent annual consolidated financial statements.

II. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist. The Corporation actively manages its exposure to credit risk by assessing the ability of counterparties to fulfil their obligations under the related contracts prior to entering into such contracts. The Corporation makes detailed assessments of the credit quality of all counterparties and, where appropriate, obtains corporate guarantees, cash collateral, third-party credit insurance, and/or letters of credit to support the ultimate collection of these receivables. For commodity trading and origination, the Corporation sets strict credit limits for each counterparty and monitors exposures on a daily basis. TransAlta uses standard agreements that allow for the netting of exposures and often include margining provisions. If credit limits are exceeded, TransAlta will request collateral from the counterparty or halt trading activities with the counterparty.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at March 31, 2017:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	91	9	100	657
Long-term finance lease receivables(2)	35	65	100	697
Risk management assets(1)	100	-	100	1,058
Total				2,412

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.

(2) The Corporation has one non-investment grade customer whose outstanding balance accounted for $437 million (Dec. 31, 2016 - $445 million). Risk of significant loss arising from this counterparty has been assessed as low in the near term, but could increase to moderate in an environment of sustained low commodity prices over the mid-to long term. The Corporation's assessment takes into consideration the counterparty's financial position, external rating assessments, how the Corporation provides its services in an area of the counterparty's lower-cost operations, and the Corporation's other credit risk management practices.

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trading, net of any collateral held, at March 31, 2017, was $19 million (Dec. 31, 2016 - $14 million).

F18 TRANSALTA CORPORATION/Q1 2017

III. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes. As at March 31, 2017, TransAlta maintains investment grade ratings from three credit rating agencies (See Note 16). TransAlta is focused on strengthening its financial position and maintaining investment grade credit ratings with these major rating agencies. See Note 16 - Subsequent Events for further details on the downgrade of debt and Preferred Shares ratings.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2017	2018	2019	2020	2021	2022 and thereafter	Total
Accounts payable and accrued liabilities	457	-	-	-	-	-	457
Long-term debt(1)	604	947	461	460	63	1,727	4,262
Commodity risk management assets	(84)	(86)	(85)	(77)	(99)	(341)	(772)
Other risk management (assets) liabilities	(101)	(56)	4	2	-	-	(151)
Finance lease obligations	12	13	10	8	6	19	68
Interest on long-term debt and finance lease obligations(2)	167	173	143	116	95	754	1,448
Dividends payable	33	-	-	-	-	-	33
Total	1,088	991	533	509	65	2,159	5,345

(1) Excludes impact of hedge accounting.

(2) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

C. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt falling below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at March 31, 2017, the Corporation had posted collateral of $109 million (Dec. 31, 2016 - $116 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, which if triggered could result in the Corporation having to post an additional $47 million (Dec. 31, 2016 - $49 million) of collateral to its counterparties.

TRANSALTA CORPORATION/Q1 2017 F19

10. Property, Plant, and Equipment

A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at Dec. 31, 2016	95	2,664	498	2,290	606	407	264	6,824
Additions	-	-	-	-	-	60	-	60
Disposals	-	-	-	-	-	-	(1)	(1)
Depreciation	-	(81)	(14)	(31)	(17)	-	(5)	(148)
Revisions and additions to decommissioning and restoration costs	-	65	3	3	(8)	-	-	63
Retirement of assets	-	(1)	-	(2)	-	-	-	(3)
Change in foreign exchange rates	-	(5)	9	(3)	(1)	13	3	16
Transfers	1	4	5	6	2	(20)	2	-
As at March 31, 2017	96	2,646	501	2,263	582	460	263	6,811

(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventative or planned maintenance.

11. Credit Facilities, Long-Term Debt, and Finance Lease Obligations

A. Credit Facilities, Debt and Letters of Credit

The amounts outstanding are as follows:

As at	March 31, 2017			Dec. 31, 2016
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Debentures	1,045	1,051	6.0%	1,045	1,051	6.0%
Senior notes(2)	2,116	2,125	5.0%	2,151	2,158	5.0%
Non-recourse(3)	1,023	1,034	4.5%	1,038	1,048	4.5%
Other(4)	52	52	9.2%	54	54	9.2%
	4,236	4,262		4,288	4,311
Finance lease obligations	68			73
	4,304			4,361
Less: current portion of long-term debt	(615)			(623)
Less: current portion of finance lease obligations	(15)			(16)
Total current long-term debt and finance lease obligations	(630)			(639)
Total credit facilities, long-term debt, and finance lease obligations	3,674			3,722

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

(2) U.S. face value at March 31, 2017 - US$1.6 billion (Dec. 31, 2016 - US$1.6 billion).

(3) Includes US$50 million at March 31, 2017 (Dec. 31, 2016 - US$53 million).

(4) Includes US$28 million at March 31, 2017 (Dec. 31, 2016 - US$29 million) of tax equity financing.

F20 TRANSALTA CORPORATION/Q1 2017

Of the $2.0 billion (Dec. 31, 2016 - $2.0 billion) of committed credit facilities, $1.4 billion (Dec. 31, 2016 - $1.4 billion) is not drawn. At March 31, 2017, the $0.6 billion (Dec. 31, 2016 - $0.6 billion) of credit utilized under these facilities was comprised of actual drawings of nil (Dec. 31, 2016 - nil) and letters of credit of $0.6 billion (Dec. 31, 2016 - $0.6 billion). The Corporation is in compliance with the terms of the credit facility and all undrawn amounts are fully available. In addition to the $1.4 billion available under the credit facilities, TransAlta also has $504 million of available cash and cash equivalents.

The total outstanding letters of credit as at March 31, 2017 was $556 million (Dec. 31, 2016 - $566 million) with no (Dec. 31, 2016 - nil) amounts exercised by third parties under these arrangements.

TransAlta's debt has terms and conditions, including financial covenants, that are considered normal and customary. As at March 31, 2017, the Corporation was in compliance with all debt covenants.

B. Restrictions on Non-Recourse Debt

Non-recourse debentures of $192 million (Dec. 31, 2016 - $193 million) issued by the Corporation’s subsidiary, Canadian Hydro Developers, Inc. (“CHD”), include restrictive covenants requiring the cash proceeds received from the sale of assets to be reinvested into similar renewable assets or to repay the non-recourse debentures.

Other non-recourse debt of $830 million in total (Dec. 31, 2016 - $845 million) is subject to customary financing restrictions that restrict the Corporation’s ability to access funds generated by certain facilities’ operations. Upon meeting certain distribution tests, typically performed once per quarter, the funds are able to be distributed by the subsidiary entities to their respective parent entity.  These restrictions include the ability to meet a debt service coverage ratio prior to distribution, which was not met by one of the Corporation’s subsidiaries, New Richmond Wind L.P. in the first quarter of 2017, mainly due to annualization of its results for purposes of the test. The funds in this entity will remain there until the next debt service coverage ratio can be calculated in the second quarter of 2017. At March 31, 2017, $44 million (Dec. 31, 2016 - $24 million) of cash was subject to these financial restrictions.

Additionally, certain non-recourse bonds require that certain reserve accounts are established and funded through cash held on deposit and/or by providing letters of credit. As at March 31, 2017, $16 million of cash was on deposit for certain reserves and was not available for general use.

C. Security

Non-recourse debts of $638 million (Dec. 31, 2016 - $644 million) are each secured by a first ranking charge over all of the respective assets of the Corporation’s subsidiaries that issued the bonds, which includes renewable generation facilities with total carrying amounts of $944 million at March 31, 2017 (Dec. 31, 2016 - $956 million). At March 31, 2017, a non-recourse bond of approximately $192 million (Dec. 31, 2016 - $201 million) is secured by a first ranking charge over the equity interests of the issuer that issued the non-recourse bond.

TRANSALTA CORPORATION/Q1 2017 F21

12. Common Shares

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended March 31
	2017		2016
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	287.9	3,095	284.0	3,077
Issued under the dividend reinvestment and optional common share purchase plan	-	-	3.9	18
	287.9	3,095	287.9	3,095
Amounts receivable under Employee Share Purchase Plan	-	(1)	-	(2)
Issued and outstanding, end of period	287.9	3,094	287.9	3,093

B. Dividends

On April 19, 2017, the Corporation declared a dividend of $0.04 per common share, payable on July 1, 2017.

There have been no other transactions involving common shares between the reporting date and the date of completion of these consolidated financial statements.

C. Stock Options

In March 2017, the Corporation granted executive officers of the Corporation a total of 0.7 million stock options with an exercise price of $7.25 that vest after a three-year period and expire seven years after issuance.

In February 2016, the Corporation granted executive officers of the Corporation a total of 1.1 million stock options with an exercise price of $5.93 that vest after a three-year period and expire seven years after issuance.

13. Preferred Shares

A. Issued and Outstanding

All preferred shares issued and outstanding are non-voting cumulative redeemable fixed rate first preferred shares, other than the Series B preferred shares which are non-voting cumulative redeemable floating rate fixed preferred shares.

As at March 31, 2017 and Dec. 31, 2016, the Corporation had 10.2 million Series A, 11.0 million Series C, 9.0 million Series E, and 6.6 million Series G Cumulative Redeemable Rate Reset First Preferred Shares issued and 1.8 million Series B Cumulative Redeemable Floating Rate First Preferred Shares issued and outstanding.

F22 TRANSALTA CORPORATION/Q1 2017

B. Dividends

The following table summarizes the preferred share dividends declared within the three months ended March 31:

	Quarterly amounts		2017(1)	2016
Series	per share		Total	Total
A	0.16931	(2)	-	4
B	-	(3)	-	-
C	0.2875		-	3
E	0.3125		-	3
G	0.33125		-	2
Total for the period			-	12

(1) No dividends were declared in the first quarter, as on Dec. 19, 2016, the quarterly dividend related to the period covering the first quarter of 2017 was declared.

(2) Dividends on Class A shares for the first quarter of 2016 were $0.2875 per share.

(3) Series B shares pay quarterly dividends at a floating rate based on the 90 day Government of Canada Treasury Bill rate, plus 2.03%. The Series B shares were issued on March 17, 2016.

On April 19, 2017, the Corporation declared a quarterly dividend of $0.16931 per share on the Series A preferred shares, $0.15645 per share on the Series B preferred shares, $0.2875 per share on the Series C preferred shares, $0.3125 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares, all payable on June 30, 2017.

14. Commitments and Contingencies

A. Commitments

During the first quarter of 2017, the Corporation extended and revised its existing agreement with Alstom to provide major maintenance for the Corporation’s Canadian Coal facilities. The agreement relates to major maintenance projects over the 2017 through 2020 years at the Corporation’s Keephills plants and on some Sundance plants. Alstom will be accountable for providing its services on budget and on time with a guarantee on performance.

B. Contingencies

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

I. Line Loss Rule Proceeding

The Corporation is participating in a line loss rule proceeding (the "LLRP") that is currently before the Alberta Utilities Commission (“AUC”).  The AUC determined that it had the ability to retroactively adjust line loss rates going back to 2006 and directed the Alberta Electric System Operator (the "AESO") to, among other things, perform such retroactive calculations.  The various decisions by the AUC are, however, subject to appeal and challenge.  The Corporation may incur additional transmission charges as a result of the LLRP.  The outcome of the LLRP, however, currently remains uncertain and the total potential exposure faced by the Corporation, if any, cannot be calculated with certainty until retroactive calculations using a AUC-approved methodology are made available, and until the AUC determines what methodology will be used for retroactive calculations.  The AESO expects retroactive calculations for each year using a AUC-approved methodology to begin to be available in the second quarter of 2017, at the earliest.

TRANSALTA CORPORATION/Q1 2017 F23

As a result, no provision has been recorded at this time.   Further, certain PPAs for the Corporation’s facilities provide for the pass through of these types of transmission charges to the Corporation’s buyers.

15. Segment Disclosures

A. Reported Segment Earnings (Loss)

I.Earnings Information

3 months ended March 31, 2017	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	250	88	102	26	87	24	1	-	578
Fuel and purchased power, and other	139	64	39	2	5	1	-	-	250
Gross margin	111	24	63	24	82	23	1	-	328
Operations, maintenance, and administration	44	13	12	7	12	8	5	24	125
Depreciation and amortization	70	15	9	7	27	8	-	7	143
Taxes, other than income taxes	3	1	1	-	2	1	-	-	8
Other net operating income	(10)	-	-	-	-	-	-	-	(10)
Operating income (loss)	4	(5)	41	10	41	6	(4)	(31)	62
Finance lease income	-	-	3	13	-	-	-	-	16
Net interest expense									(62)
Foreign exchange loss									(1)
Earnings before income taxes									15

3 months ended March 31, 2016	Canadian Coal	U.S. Coal	Canadian Gas	Australian Gas	Wind and Solar	Hydro	Energy Marketing	Corporate	Total
Revenues	234	56	105	29	84	28	32	-	568
Fuel and purchased power, and other	98	52	42	5	9	2	-	-	208
Gross margin	136	4	63	24	75	26	32	-	360
Operations, maintenance, and administration	45	12	14	6	12	7	9	18	123
Depreciation and amortization	61	(3)	14	5	30	7	1	7	122
Taxes, other than income taxes	3	1	1	-	2	1	-	-	8
Operating income (loss)	27	(6)	34	13	31	11	22	(25)	107
Finance lease income	-	-	3	13	-	-	-	-	16
Net interest expense									(64)
Foreign exchange loss									(6)
Earnings before income taxes									53

Included in revenues of the Wind and Solar Segment for the three months ended March 31, 2017 are $5 million (2016 - $7 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind projects.

During the three months ended March 31, 2017, coal inventory at the Corporation’s Centralia plant was written down by nil (2016 - $6 million) to its net realizable value. The writedown was included in fuel and purchased power of the U.S. Coal Segment.

F24 TRANSALTA CORPORATION/Q1 2017

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings (Loss) and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended March 31
	2017	2016
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings	143	122
Depreciation included in fuel and purchased power	17	14
Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	160	136

16. Subsequent Events

A.	Change in Credit Rating

The Corporation maintains investment grade ratings from three credit rating agencies.

On March 15, 2017, Fitch Ratings reaffirmed the Corporation’s Unsecured Debt rating and Issuer Rating of BBB- and changed their outlook from negative to stable.

On April 3, 2017, DBRS Limited changed the Corporation’s Unsecured Debt rating and Medium-Term Notes rating from BBB to BBB (low), the Preferred Shares rating from Pfd-3 to Pfd-3 (low), and Issuer Rating BBB to BBB (low).

On April 11, 2017, Standard and Poor’s reaffirmed the Corporation’s Unsecured Debt rating and Issuer Rating of BBB- but changed the outlook from stable to negative.

B.	Transition to Clean Power in Alberta

On April 19, 2017, the Corporation announced the Corporation’s strategy to accelerate the Corporation’s transition to gas and renewables generation. The strategy includes the following steps:

▪	retirement of Sundance Unit 1 effective Jan. 1, 2018;
▪	mothballing of Sundance Unit 2 effective Jan. 1, 2018, for a period of 2 years; and
▪	conversion of Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation in the 2021 to 2023 timeframe, thereby extending the useful lives of these units until the mid-2030's.

Sundance Units 1 and 2

Federal regulations stipulate that all coal plants built before 1975 must cease to operate on coal by the end of 2019, which includes Sundance Units 1 and 2.  Given that Sundance Unit 1 will be shut down two years early, we intend to apply to the federal Minister of Environment to extend the life of Sundance Unit 2 from 2019 to 2021. This will provide the Corporation with flexibility to respond to the regulatory environment for coal-to-gas conversions and the new upcoming Alberta capacity market.

Sundance Units 1 and 2 collectively comprise 560 MW of the 2,141 MW at the Sundance power plants, which serves as a baseload provider for the Alberta electricity system. The PPA with the Balancing Pool relating to Sundance Units 1 and 2 expires on Dec. 31, 2017. The Corporation will assess the impact of the retirement and mothballing of Sundance Units 1 and 2 in the second quarter of 2017.

TRANSALTA CORPORATION/Q1 2017 F25

Exhibit 1

(Unaudited)

The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Condensed Consolidated Financial Statements”.

To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO

The following selected financial ratio is calculated for the three months ended March 31, 2017:

Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus

1.52 times (1)

(1)	Last 12 months. Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

F26 TRANSALTA CORPORATION/Q1 2017